FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 20, 2007 announcing that Registrant’s long-time customer, DCC Satellite & Networks Ltd., is expanding its network with Registrant’s SkyEdge platform to serve its customers in Nigeria.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 20, 2007

DCC, Nigeria, extends network capabilities with Gilat’s SkyEdge satellite network

Solution includes a geographically redundant SkyEdge Hub and multiple satellite support

Petah Tikva, Israel, March 20, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its long-time customer, DCC Satellite & Networks Ltd., is expanding its network with Gilat’s SkyEdge platform to serve its customers in Nigeria.

DCC will use the SkyEdge network to provide services such as videoconferencing, IP multicasting and VoIP to Nigeria’s corporations, financial and government institutions, manufacturing plants and other businesses. As part of the robust network solution, Gilat will also provide DCC with a geographically redundant SkyEdge hub to ensure business continuity and backup in case of a natural disaster.

“Gilat’s SkyEdge network provides the high levels of Quality of Service and operational flexibility that meet our customers’ demands – all while reducing operational risk,” said DCC Managing Director Philip Obioha. “With SkyEdge, we can provide each customer, regardless of industry or size, with the mix of services and scalable network bandwidth to meet their unique needs. Working with Gilat ensures that we have the optimal solutions to address Africa’s growing markets.”

Janna Koretskaya, Gilat’s regional vice president Africa, said, “The choice of the SkyEdge network which includes a geographically redundant hub demonstrates DCC’s attention to the importance of its market requirements, especially the financial sector, which requires extremely high network reliability. We are pleased to have been chosen once again by DCC to help address Nigeria’s communications needs.”

Gilat’s SkyEdge is a satellite communications platform that delivers high quality voice, broadband data and video services over a powerful unified system. The platform represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About DCC Satellite & Networks Ltd.

DCC satellite & Networks, based in Lagos, Nigeria, provides local, Metropolitan, wide-area network and Enterprise Infrastructure technology management solutions to a variety of enterprises and government agencies throughout Africa. DCC is the communications subsidiary of Computer Warehouse Group and presently has presence in about 70% of the banks in Nigeria. For more information, please visit www.cwlgroup.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Director of Corporate Marketing
Tel. + 972-3-925-2406; kimk@gilat.com